SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of October, 2003


                                Filtronic PLC
                (Translation of registrant's name into English)

       The Waterfront, Salts Mill Road, Saltaire, Shipley, BD18 3TT, UK
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                               NOTICE OF REDEMPTION



                                 Filtronic plc

         Redemption of $16.033 million of its 10% Senior Notes due 2005



Filtronic plc (the "Company") hereby announces that it intends to redeem $16.033 million of its outstanding 10% Senior Notes due 2005 (the "Notes") on December 1, 2003 (the "Redemption Date"), pursuant to Section 12.1 of the Notes' indenture, dated as of December 21, 1998 among the Company, the Guarantors party thereto and The Bank of New York, as Trustee (the "Indenture"). The redemption shall be made on a pro rata basis or on as nearly a pro rata basis as practicable (subject to the applicable procedures of DTC, Euroclear and Clearstream). The Notes shall be redeemed only in integral multiples of $1,000.



The Notes are registered under the U.S. Securities Act of 1933, as amended, pursuant to a registration statement declared effective on September 29, 1999, and are listed on the Luxembourg Stock Exchange.



$16,033,000 initial aggregate principal amount of Notes shall be redeemed at a price equal to 102.5% of the principal amount of such Notes, in each case plus any additional amounts in respect of withholding taxes, to the extent applicable, and accrued and unpaid interest thereon, if any, to the Redemption Date (the "Redemption Price").






                              Aggregate                                                      Aggregate
                           Principal Amount                                                  Principal
                             Outstanding/                                                   Amount Outstanding /
                           Principal Amount                                                 Principal Amount
                          at Maturity Prior                                                 at Maturity
                            to Redemption                                                   Following
                                                                                            Redemption

                                                              Amount to be
                                                                Redeemed
 CUSIP/ISIN/Common Code                         Security                       Redemption
           No.                                 Description                        Price


CUSIP 317325AC2           $90,033,000        10% Senior      $16,033,000     $1,025 per         $74,000,000
                                             Notes due 2005                  $1,000 initial
ISIN US317325AC28                                                            principal
                                                                             amount plus any
Common Code 009490108                                                        additional
                                                                             amounts in
                                                                             respect of
                                                                             withholding
                                                                             taxes and
                                                                             unpaid interest



Collection of the Redemption Price is conditioned upon surrender of the Notes to The Bank of New York in its capacity as paying agent (the "Paying Agent") at One Canada Square, London E14 5AL, United Kingdom, at least one business day prior to the Redemption Date. On the Redemption Date, the Redemption Price will become due and payable upon each Note redeemed. Unless the Company defaults in paying the Redemption Price to holders of Notes called for redemption, interest on such Notes shall cease to accrue on and after the Redemption Date. Thereupon, the only remaining right of holders of Notes called for redemption shall be the receipt of the Redemption Price plus accrued interest up to the Redemption Date.



Upon surrender of the Notes, as provided in the Indenture and after the Redemption Date, the aggregate principal amount of the Notes will be $74,000,000.



Upon the redemption, the Paying Agent shall endorse the Schedule to the global note surrendered for redemption to reflect the decrease in principal or accreted amount, as the case may be, resulting from such redemption.



ENDS



For further information, please contact:



Filtronic plc - 01274 530622
Professor David Rhodes, Executive Chairman & CEO


Binns & Co PR Ltd - 020 7786 9600

Peter Binns/Paul McManus



Filtronic website: www.filtronic.com


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Filtronic PLC
                                            (Registrant)




                                            By: Maura Moynihan
                                            General Counsel





Date 30 October, 2003